

May 21, 2020

Geritt Dispersyn, Dr.Med.Sc.
Chief Executive Offficer
Phio Pharmaceuticals Corp.
257 Simerano Drive, Suite 101
Marlborough, MA 01752

> **Re: Phio Pharmaceuticals Corp.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2020**
> **File No. 333-238204**

Dear Dr. Dispersyn:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1, filed on May 12, 2020

General

1. We note that the exclusive jurisdiction provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise to describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. With respect to your future filings, we refer to counsel's September 25, 2019 correspondence relating to your Form S-1 filed on August 30, 2019 (File No. 333-233584). We note the representation that you would include disclosure in your next annual report on Form 10-K to reflect that the forum selection provisions do not apply to actions arising under the Exchange Act, Securities Act, or for any other claim for which the federal courts have exclusive jurisdiction; however, we do not see this

disclosure in your Form 10-K for the fiscal year ended December 31, 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Joe McCann, Legal Branch Chief, at 202-551-6262, with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr, Esq.